February 11, 2005



via U.S. Mail 						via facsimile

Mark A. Lettes					Brian Boonstra
Chief Financial Officer				Davis Graham & Stubbs LLP
Apex Silver Mines Corporation			(303) 893-1379
1700 Lincoln Street, Suite 3050
Denver, Colorado 80203

Re:	Apex Silver Mines Limited
		Form S-3 filed January 13, 2005
	File No. 333-122037

      Forms S-3 and S-4 filed January 25, 2005
      File Nos. 333-122285 and 333-122286, respectively

Dear Mr. Lettes:

      We have limited our review of the initial registration statement to only the areas relating to Item 507 of Regulation S-K, and we have the following comments. We have limited our review of the two subsequent registration statements to compliance with any applicable comments on the initial registration statement. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

Confidential Treatment Application

1. We are in receipt of your application for confidential
treatment
for portions of an exhibit filed as an exhibit to your Form 10-Q	.
We will issue under separate cover comments related to the application, if any. We will not be in a position to consider a request for accelerated effectiveness for any of your registration statements until all outstanding issues, including the application, have been resolved.

Selling Stockholders, page 21

2. You do not provide all the information that Item 507 of Regulation
S-K and Exchange Act Rule 13d-3 require. For example, identify the unnamed security holders that you reference in footnote number 14. Disclose the amount and percentage of the class to be owned after the offering, if 1% or greater for any holder. And for each entity listed in the table, identify any natural person with investment or voting power if known or readily ascertainable. With regard to the unnamed security holders, refer to Interpretations I.59 and I.61 of the July 1997 Manual of Publicly Available Corporation Finance Telephone Interpretations.

3. You indicate in the Plan of Distribution section that selling shareholders "may be deemed" to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.

4. Advise us whether all selling security holders that are affiliates of registered broker-dealers purchased the securities you are registering on their behalf in the ordinary course of business. Also advise us whether at the time of the purchase the security holders had any agreements or understandings, directly or indirectly, with any party to distribute the securities. If you cannot confirm that the answer is "yes" to the first inquiry and "no" to the second, identify the selling security holders as underwriters. We may have additional comments.


Closing Comments

	Please amend the above filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Alex Shukhman, at (202) 942-2872, or in his absence, to Timothy
Levenberg, Special Counsel, at (202) 942-1896. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

      cc:  T. Levenberg
            A. Shukhman
Apex Silver Mines Ltd.
February 11, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE